UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On November 4, 2024, NLS Pharmaceutics Ltd., or NLS or the Registrant, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Registrant (the “Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value, will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.80 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

This Report on Form 6-K is being filed to provide the audited financial statements of Kadimastem as of and for the fiscal year ended December 31, 2023, the unaudited interim financial statements of Kadimastem as of and for the six months ended June 30, 2024, and the pro forma financial statements of the Registrant required by Item 11 of Regulation S-X.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’ website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS using the sources indicated above.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Audited financial statements of Kadimastem Ltd. as of and for the year ended December 31, 2023 and 2022
99.2	Unaudited interim financial statements of Kadimastem Ltd. as of and for the six months ended June 30, 2024
99.3	Unaudited Pro Forma Combined Financial Statements of NLS Pharmaceutics Ltd.
99.4	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: November 12, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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